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SEC
Mail Processing
Section
MAR 02 2021
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3582 Brodhead Road, Suite 202
(No. and Street)

Monaca	PA	15061
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitch Whitenack 724-846-2488 x217
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally and Company, LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237-5851
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mitch Whitenack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Financial Services, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Operations Officer

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Stacie L. Weckerly, Notary Public
Beaver County
My commission expires July 27, 2023
Commission number 1200953
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTUNE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Fortune Financial Services, Inc.
Monaca, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Fortune Financial Services, Inc.** ("Company") as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission; Schedule III, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission; and Schedule IV, Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts has been subjected to audit procedures performed in conjunction with the audit

of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co., LLC

We have served as the Company's auditor since 2015.

Pittsburgh, Pennsylvania
February 23, 2021

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS		
Cash	$ 451,596	
Cash in centralized registration depository account	10,510	
Other receivables	200,000	
Commissions receivable on customer contracts	1,501,647	
Equipment	174,289	
Accumulated depreciation	(168,538)	
TOTAL ASSETS		$ 2,169,504

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$ 24,228	
Notes payable	6,000	
Accrued expenses	10,000	
Commissions payable on customer contracts	1,224,622	
Unearned assessments	321,250	
Payroll liabilities	64,794	
TOTAL LIABILITIES		1,650,894
STOCKHOLDERS' EQUITY		
Common stock ($1 par value, 100 shares authorized, issued and outstanding)	$ 100	
Additional paid-in capital	46,747	
Retained earnings	471,763	
TOTAL STOCKHOLDERS' EQUITY		518,610
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 2,169,504

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

OPERATING REVENUES		
Revenues from contracts with customers	$ 20,250,585	
Other income	617,346	
TOTAL OPERATING REVENUES		$ 20,867,931
EXPENSES		
Commissions and fees	17,180,514	
Communications	333,487	
Depreciation	1,680	
Licenses	263,086	
Occupancy	86,159	
Other expenses	836,550	
Salaries and related taxes	1,081,531	
TOTAL OPERATING EXPENSES		19,783,007
OTHER INCOME		
Loan forgiveness income	$ 160,200	
TOTAL OTHER INCOME		160,200
NET INCOME		$ 1,245,124

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER' EQUITY
YEAR ENDED DECEMBER 31, 2020

	Common Stock		Paid-in	Retained	Total Stockholders'
	Shares	Par Value	Capital	Earnings	Equity
Balance January 1, 2020	100	$ 100	$ 46,747	$ 426,639	$ 473,486
Distributions to stockholders	-	-	-	(1,200,000)	(1,200,000)
Net income	-	-	-	1,245,124	1,245,124
Balance at December 31, 2020	100	$ 100	$ 46,747	$ 471,763	$ 518,610

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$ 1,245,124	
NON OPERATING INCOME - LOAN FORGIVENESS	(160,200)	
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation expense	1,680	
Changes in assets/liabilities:		
(Increase) Decrease in commissions receivable on customer contracts	68,014	
(Increase) Decrease in other receivables	(200,000)	
Increase (Decrease) in accounts payable and accrued expenses	(2,070)	
Increase (Decrease) in commissions payable on customer contracts	(72,337)	
Increase (Decrease) in unearned assessments	17,800	
Increase (Decrease) in other liabilities	45,172	
NET CASH PROVIDED BY OPERATING ACTIVITIES		943,183
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets	(1,007)	
NET CASH USED BY INVESTING ACTIVITIES		(1,007)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on unforgiven portion of PPP loan	(4,000)	
Proceeds from EIDL advance	10,000	
Proceeds from PPP loan	160,200	
Distributions to shareholders	(1,200,000)	
NET CASH USED BY FINANCING ACTIVITIES		(1,033,800)
NET DECREASE IN CASH		(91,624)
CASH AT BEGINNING OF YEAR		553,730
CASH AT END OF YEAR		$ 462,106

FORTUNE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Fortune Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Description of Business

The Company is a non-introducing broker registered with the Securities and Exchange Commission ("SEC") and is registered with Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies.

Basis of Presentation

The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2020, the Company did not have any cash equivalents.

Revenue Recognition

In 2019, the Company adopted Accounting Standards Update ("ASU") No. 2014-09 which became ASC Topic 606, *Revenue from Contracts with Customers*. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those services.

The Company's most significant revenue categories are as follows for the year ended December 31, 2020.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases and sales of securities and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Note 1 - Summary of Significant Accounting Policies (continued)

Commission revenue includes mutual fund, 529 plan, and variable product trailing fees, which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods..

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Property, Equipment, and Depreciation

Property and equipment are carried at cost. Depreciation is provided using the straight line method over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Unearned Assessments

Unearned assessments represent fees that have been paid to the Company by their registered representatives but have not yet been earned by the Company. When earned, amounts are included in other income on the statement of income.

Advertising

The Company expenses advertising costs as they are incurred. The total advertising cost for the year ended December 31, 2020 was $12,187.

Economic Stimulus Programs

During the year ended December 31, 2020, the Company received an Economic Injury Disaster Loan (EIDL) advance of $10,000, as well as a Paycheck Protection Program (PPP) loan of $160,200. The Company elected to account for the loan under the FASB ASC 470 Debt Model. Accordingly, during 2020, the Company received notification from the Small Business Administration that their loan was forgiven, except for an amount equal to the EIDL advance of $10,000. As a result, the Company recognized other income of $10,000 in conjunction with the EIDL advance and an additional $150,200 in conjunction with loan forgiveness from its PPP loan in the accompanying statement of income. The unforgiven portion of the loan amounted to $10,000 and was converted into a note payable bearing interest at 1% per year with a maturity date of April 24, 2022. The outstanding balance on this loan was $6,000 as of December 31, 2020 and is recorded in Notes Payable.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements at December 31, 2020.

As of December 31, 2020, the Company's income tax returns for years 2019, 2018, and 2017 may be subject to examination by the IRS, which normally may be subject to an examination within three (3) years after the returns are filed.

Concentration of Risk

The Company maintains interest-bearing cash deposits at a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2020, the Company had cash in excess of the insurance limits in the amount of $201,597.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Other Receivables

In December 2020, the Company made a short-term advance of $200,000 to a shareholder. This amount is included as other receivables in the accompanying statement of financial condition. The advance was repaid in full on January 25, 2021.

Note 3 – Operating Lease

The Company leases office space under an operating lease with a related party, which has expired. As such, the Company and the related party have agreed to continue the lease on a month-to-month basis with monthly payments of $7,000. For the year ended December 31, 2020, rent expense related to this lease was $84,000 and is included in the occupancy expenses on the statement of income. Total occupancy expenses for the year were $86,159. This lease agreement does not qualify under ASC Topic 802, Leases effective January 1, 2019.

Note 4 – Retirement Savings Plan

The Company has adopted a 401(k) retirement plan for employees. Employees are eligible to participate if they have attained the age of 21, and are credited with one year of service. The Company matches employee contributions discretionarily. Retirement plan expense for the year ended December 31, 2020 was $26,630. These expenses are included in the other expenses on the statements of income.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2020, the Company had net capital of $3,290 in excess of its required net capital of $110,060. The Company's ratio of aggregate indebtedness to net capital was 14.6 to 1.

Note 6 – Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the year ended December 31, 2020; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 7 – Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source:

Commissions and Fees	
Variable Contracts Commissions	$ 8,933,621
12B-1 Fees	8,488,931
Mutual Fund Commissions	1,607,518
Insurance Commissions	1,220,515
Total Revenue from Contracts with Customers	$ 20,250,585

Note 8 – Contingencies and Risks

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to some of these matters as of December 31, 2020. Management is not aware of any contingencies as of December 31, 2020 that would require recognition or disclosure due to a material impact on the annual financial statements.

The Company's operations may be affected by the ongoing outbreak of the Coronavirus Disease. The disruption to the Company's revenue, caused by the outbreak, is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. While a great amount of uncertainty exists, management is confident that the Company has enough funds in reserve to sustain operations. The Company has been carefully monitoring the situation and evaluating different options during this time. No adjustments have been made to these financial statements as a result of this uncertainty.

Note 9 – Subsequent Events

The Company has evaluated subsequent events in accordance with Accounting Standards Codification Topic 855, Subsequent Events, through February 23, 2021, which is the date the financial statements were available to be issued.

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

	Amended Focus Report	Adjustments	Audited Financial Statements
Net Capital			
Total Stockholders' Equity	$ 518,610		$ 518,610
Deductions and / or Charges:			
Non-allowable assets:			
Petty cash	17		17
CRD account	10,510		10,510
Net commissions receivable	188,982		188,982
Other Receivable	200,000		200,000
Equipment - net	5,751		5,751
Total non-allowable assets	405,260		405,260
Net Capital	$ 113,350		$ 113,350
Aggregate Indebtedness	$ 1,650,894		$ 1,650,894
Computation of Basic Net Capital Requirement Minimum Net Capital Required ($5,000 or 6 2/3% of Aggregate indebtedness)	$ 110,060		$ 110,060
Excess Net Capital (Net Capital minus Minimum net capital)	$ 3,290		$ 3,290
Excess (Deficit) Net Capital at 100% (Net Capital minus 10% of Total aggregate indebtedness)	$ (51,739)		$ (51,739)
Ratio: Aggregate Indebtedness to Net Capital	1456.5%		1456.5%

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITIES FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2020

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

FORTUNE
Financial Services, Inc.
Member FINRA/SIPC

Exemption Report – SEC Rule 17a-5(d)(4)

For the period covering January 1, 2020 to December 31, 2020

I, Mitch Whitenack, Chief Operating Officer of Fortune Financial Services, Inc. hereby state that we met the broker dealer identified exception provisions pursuant to the US Securities Exchange Act of 1934 Rule 17a-5, 17CFR 240.17a-5 of the US Securities and Exchange Commission throughout the fiscal period covering January 1, 2020 through December 31, 2020.

Fortune Financial Services, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(1). We are limited to the sale and redemption of redeemable securities of registered investment companies or of interests and participations in an insurance company separate account, whether or not registered as an investment company.

There were no exceptions noted during the period January 1, 2020 to December 31, 2020.

Thank you for your oversight,

Mitch Whitenack
Chief Operating Officer
Fortune Financial Services

Lally & Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **Fortune Financial Services, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fortune Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) ("exemption provisions") and (2) Fortune Financial Services, Inc. stated that Fortune Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exception report. Fortune Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fortune Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 23, 2021

Lally & Co., LLC 5700 Corporate Drive, Suite 800 Pittsburgh, Pennsylvania 15237-5851 412.367.8190 office 412.366.3111 fax www.lallycpas.com

FORTUNE FINANCIAL SERVICES, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2020

Lally&Co.
CPAs and Business Advisors

FORTUNE FINANCIAL SERVICES, INC.
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2020

CONTENTS

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by **Fortune Financial Services, Inc.** and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Fortune Financial Services, LLC ("Company") for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Fortune Financial Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records' (vendor disbursement records) entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Lally & Co., LLC 5700 Corporate Drive, Suite 800 Pittsburgh, Pennsylvania 15237-5851 412.367.8190 *office* 412.366.3111 *fax* www.lallycpas.com

- This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 23, 2021

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

AMENDED

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*20*******1410*********************MIXED AADC 220
49727 FINRA DEC
FORTUNE FINANCIAL SERVICES INC
3582 BRODHEAD RD STE 202
MONACA, PA 15061-3142

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 50

B. Less payment made with SIPC-6 filed (exclude interest) (23)
7-23-2020
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 27

E. Interest computed on late payment (see instruction E) for____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 27

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 27

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fortune Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO
(Title)

Dated the 16 day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period beginning 1/1/2020 and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 21,028,131
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	20,994,793
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	20,994,793
2d. SIPC Net Operating Revenues	$ 33,338
2e. General Assessment @ .0015	$ 50.00

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